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                                                                     Exhibit 5.1

                                                                    [LETTERHEAD]

December 23, 2002


ViroLogic, Inc.
345 Oyster Point Boulevard
South San Francisco, CA 94080

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by ViroLogic, Inc. (the "Company") of a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission, covering the registration of 13,194,480 shares of the common stock, $.001 par value, of the Company (the "Shares") on behalf of certain selling security holders. The Company issued shares of common stock to an affiliate of Pfizer, Inc. for cash proceeds of approximately $3 million. The Company also issued Series C Convertible Preferred Stock (the "Series C Preferred") and warrants to purchase common stock (the "Warrants") in connection with a $7.1 million private placement. The Registration Statement covers, and the Shares consist of, the shares issued to the affiliate of Pfizer, shares of common stock of the Company underlying the Series C Preferred and the Warrants, and shares of common stock of the Company issuable upon exercise of other outstanding warrants held by certain selling security holders (the "Additional Warrants").

In connection with this opinion, we have examined the Registration Statement and related prospectus, the Company's Certificate of Incorporation, as amended, and Bylaws, as amended, the warrants referenced above and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that: (i) the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable; (ii) the Shares issuable upon conversion of the Series C Preferred have been duly authorized and upon issuance (after conversion of the Series C Preferred in accordance with the Company's Certificate of Incorporation) will be validly issued, fully paid and nonassessable; and (iii) the Shares issuable upon exercise of the Warrants and the Additional Warrants have been duly authorized and upon issuance (against payment therefor as required under the terms of such warrants) will be validly issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ FREDERICK T. MUTO

Frederick T. Muto

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